Exhibit 99.1

Belite Bio Announces Up to $275 Million Upsized Private Placement Financing by Leading Healthcare Investors

•	Transaction led by RA Capital Management with participation from Eventide Asset Management, Marshall Wace, RTW Investments, Soleus Capital and Vestal Point Capital

•	$125 million financing upfront with up to an additional $150 million tied to exercise of warrants

•	Warrants exercisable at a 20% premium to purchase price

SAN DIEGO, Sep. 8, 2025 (GLOBE NEWSWIRE) -- Belite Bio, Inc ("Belite Bio" or the "Company") (Nasdaq: BLTE), a clinical-stage drug development company focused on advancing novel therapeutics targeting degenerative retinal diseases that have significant unmet medical needs, today announced that it has entered into securities purchase agreements with leading healthcare investors for a private placement in public equity financing (the “PIPE”) that is expected to result in gross proceeds of approximately $125 million, before deducting placement agent fees and estimated offering expenses, and up to an additional approximately $150 million in gross proceeds if the accompanying warrants are fully exercised for cash.

Tom Lin, Chairman and Chief Executive Officer of Belite Bio, said, “We are grateful for the support from this group of leading healthcare investors in our work to bring novel and potentially transformative treatments for retinal degenerative eye diseases with significant unmet medical need. We thank these investors for their vote of confidence in the potential of tinlarebant to help people with Stargardt disease and geographic atrophy in advanced dry age-related macular degeneration. We view this investment as validation of RBP4 inhibition as a mechanism of action and more generally of our scientific approach to treating these diseases. We expect that the net proceeds will allow us to continue to advance tinlarebant as we seek to deliver a better option for patients with Stargardt disease and geographic atrophy.”

Private Placement

Pursuant to the terms of the securities purchase agreements, at the closing of the PIPE, Belite Bio will issue 1,953,124 ordinary shares and warrants to purchase 1,953,124 ordinary shares, at a purchase price of $64.00 per ordinary share and accompanying warrant (the “PIPE Purchase Price”). Each warrant will be immediately exercisable with an exercise price of $76.80 per ordinary share, representing a 20% premium to the PIPE purchase price, and will expire two years from the date of issuance. The PIPE is expected to result in gross proceeds of approximately $125 million at close, before deducting placement agent fees and estimated offering expenses, as well as the potential for additional proceeds of approximately $150 million from the exercise of the warrants issued in the PIPE. The closing of the PIPE is expected to occur on or about September 9, 2025, subject to the satisfaction of customary closing conditions.

The PIPE was led by RA Capital Management and included participation from Eventide Asset Management, Marshall Wace, RTW Investments, Soleus Capital and Vestal Point Capital.

The Company intends to use the net proceeds from the PIPE for commercialization preparation, working capital and general corporate purposes.

Morgan Stanley is acting as the sole placement agent for the PIPE.

The offer and sale of the foregoing securities are made in a transaction not involving a public offering, and the foregoing securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or applicable state securities laws, and are being issued and sold in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D as promulgated by the Securities and Exchange Commission. The securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and other applicable securities laws. Belite Bio has agreed to file a registration statement with the Securities and Exchange Commission registering the resale of the ordinary shares to be sold in the PIPE and the ordinary shares issuable upon exercise of the warrants to be sold in the PIPE.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Belite Bio

Belite Bio, Inc is a clinical stage drug development company focused on advancing novel therapeutics targeting degenerative retinal diseases with significant unmet medical needs, such as Stargardt disease and geographic atrophy in advanced dry age-related macular degeneration, in addition to specific metabolic diseases.

Forward-Looking Statements

This press release contains forward-looking statements, including statements about future expectations, plans and prospects, statements regarding the closing of the PIPE, registration of the ordinary shares being issued and sold in the PIPE and the ordinary shares issuable upon the exercise of the warrants to be sold in the PIPE, Belite Bio’s use of the proceeds from the PIPE, Belite Bio’s plans to develop novel therapeutics targeting degenerative retinal diseases, including tinlarebant, expectations regarding planned and current clinical trials and the ability of tinlarebant to treat Stargardt disease and geographic atrophy, as well as any statements regarding matters that are not historical facts, and any other statements containing the words “expect”, “will”, “believe”, “target”, and other similar expressions. No assurance can be given that the PIPE will be completed on the terms described. Completion of the PIPE and the terms thereof are subject to numerous factors, many of which are beyond the control of Belite Bio, including, without limitation, market conditions and failure of customary closing conditions. Actual results may also differ materially from those indicated in the forward-looking statements as a result of various important factors related to Belite Bio’s business, including but not limited to Belite Bio’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; expectations for the timing of initiation, enrollment and completion of, and data relating to, its clinical trials; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Belite Bio’s drug candidates; the potential efficacy of Tinlarebant, as well as those risks more fully discussed in the “Risk Factors” section in Belite Bio’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Belite Bio, and Belite Bio undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Media and Investor Relations Contact:
Jennifer Wu / ir@belitebio.com
Julie Fallon / belite@argotpartners.com